
Mail Stop 3561

January 15, 2009

Mr. David H. Stovall, Jr.
Chief Executive Officer
1200 Riverplace Blvd.
Jacksonville, Fla. 32207

> **Re:** **Stein Mart, Inc.**
> **Form 10-K**
> **Filed April 17, 2008**
> **File No. 000-20052**

Dear Mr. Stovall:

We have reviewed your filing and have the following comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed April 17, 2008

Schedule 14A

Compensation Discussion and Analysis, page 7

1. We note your response to comment one from our letter dated December 12, 2008, and we reissue the comment.

*   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your response to our comment.

       Please contact Louis Rambo at (202) 551-3289 or Pamela Howell at (202) 551-3357 with any questions.

                                Sincerely,

                                John Reynolds
                                Assistant Director